UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2020

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Campbell Soup Company 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Campbell Soup Company
1 Campbell Place, Camden, New Jersey 08103-1799

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Campbell Soup Company 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Baker Tilly US, LLP
Philadelphia, Pennsylvania
April 28, 2021

Campbell Soup Company
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments
Investments, at fair value	$1,919,449,086	$1,329,882,377
Total Investments	1,919,449,086	1,329,882,377
Receivables
Notes receivable from participants	29,108,350	18,790,079
Total Receivables	29,108,350	18,790,079
Total Assets	1,948,557,436	1,348,672,456
Liabilities	—	—
Net assets available for benefits	$1,948,557,436	$1,348,672,456
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2020	2019
Changes:
Investment income:
Net appreciation in fair value of investments	$229,247,775	$255,448,438
Dividends	17,113,376	26,531,755
Total investment income	246,361,151	281,980,193
Interest on notes receivable from participants	1,807,423	1,243,870
Contributions:
Employer	61,838,977	40,160,990
Participants	86,918,043	56,921,657
Total contributions	148,757,020	97,082,647
Total changes	396,925,594	380,306,710
Deductions:
Benefits paid to participants	169,491,688	185,179,325
Administrative fees	1,079,506	946,760
Total deductions	170,571,194	186,126,085
Net increase in net assets available for benefits before transfers	226,354,400	194,180,625

Transfers in:
Pacific Foods of Oregon, Inc. 401(k) Retirement Plan (Note 8)	—	25,884,108
Snyder's-Lance, Inc. 401(k) Retirement Plan (Note 8)	373,530,580	—
Total Transfers In	373,530,580	25,884,108
Net increase in net assets available for benefits after transfers	599,884,980	220,064,733
Net assets available for benefits:
Beginning of year	1,348,672,456	1,128,607,723
End of year	$1,948,557,436	$1,348,672,456
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company 401(k) Retirement Plan
 Notes to Financial Statements
December 31, 2020 and 2019

Note 1 – Description of the Plan
The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and certain of the Company’s subsidiaries, and certain other former employees. All of the Company’s full time employees and those part-time employees with scheduled hours greater than or equal to 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year, as defined in the Plan document. Campbell employees that are residents of Puerto Rico are not eligible to participate in the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan Assets
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). Effective December 1, 2017, State Street Bank was appointed by the Administrative Committee as trustee ("Trustee") to safeguard the assets of the Plan and Transamerica Retirement Solutions (the "Recordkeeper") was appointed by the Administrative Committee to provide record-keeping services to the Plan. The Trustee is responsible for investing funds received from contributions, investment sales, interest, and dividend income and making distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements.
Employer Contributions
The Company provides a matching contribution of 100% on up to 4% of an employee’s earnings each payroll, as defined in the Plan document, for all eligible participants. In addition, the Company provides a non-elective retirement contribution of 3% of an employee's earnings each payroll, as defined in the Plan document, to all eligible employees who are not eligible to participate in the Company-sponsored defined benefit pension plans.
Effective January 1, 2019, and January 2, 2020, respectively, the Company commenced providing a matching contribution of 100% on up to 4% of an employee’s earnings each payroll and a non-elective retirement contribution of 3% of an employee's earnings each payroll to eligible Pacific Foods of Oregon, Inc. and Snyder's-Lance, Inc. employees.
In 2019, the Company completed the divestitures of Wm. Bolthouse Farms, Inc., Kelsen, Inc., Garden Fresh Gourmet Foods, Inc. (the legal entity formerly known as Stockpot, Inc.), and Garden Fresh Gourmet LLC. See Note 8 for discussion of plan amendments, changes, and transfers.

Employee Contributions
Participant after-tax, before-tax, Roth, and catch-up contributions to the Plan are made through payroll deductions and credited to individual participant accounts. All newly eligible employees are automatically enrolled in the Plan at a before-tax contribution rate of 4% of compensation, as defined in the Plan document, unless an election is made by the participant to participate at a different rate. If employees do not want to participate, they must notify the Recordkeeper and elect not to enroll in the Plan. Compensation is defined by the Plan and the Internal Revenue Code, as amended (“IRC”). Beginning January 1, 2020, all newly eligible employees that are automatically enrolled will also have their contribution rate automatically increased by 1% on the anniversary of their automatic enrollment until their contribution rate reaches 10%. If employees do not want their contribution rate automatically increased, they must notify the Recordkeeper.
In addition, the total after-tax, before-tax, Roth, and catch-up contributions for each pay period, when combined, cannot exceed 75% of the participant’s compensation, as defined in the Plan document. Catch-up contributions are excess before-tax, or Roth contributions available to those participants who are age 50 and older by the end of the relevant calendar year. However, in accordance with the IRC, the amount of a participant’s contribution was limited to $19,500 ($26,000 including catch-up contributions) in calendar year 2020, and $19,000 ($25,000 including catch-up contributions) in calendar year 2019. Participants may also roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan initiation and overnight check requests, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participants can receive dividends paid on the Company’s common stock held in the Campbell Soup Company Stock Fund as cash or reinvest the dividends back into the Campbell Soup Company Stock Fund. In 2020 and 2019, dividends paid in cash on Company common stock were $357,587 and $374,881, respectively, and were included in dividend income on the Statements of Changes in Net Assets Available for Benefits.
Vesting
Participants, except for a limited group of Pacific Foods of Oregon, Inc. employees, are immediately vested in their contributions and in all Company (and prior employer) contributions plus actual earnings thereon. Eligible participants from Pacific Foods of Oregon, Inc. who were participants in the Pacific Foods of Oregon, Inc. sponsored 401(k) plan, not active employees of the Company as of January 1, 2019, and returned to employment with Pacific Foods of Oregon, Inc. after January 1, 2019, do not vest in certain employer contributions previously made by Pacific Foods of Oregon, Inc. under the Pacific Foods of Oregon, Inc. sponsored 401(k) plan until after three years of vesting service.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Notes in the former Snyder's-Lance, Inc. Retirement Savings Plan were available for an extended term if they were used for the purchase of a primary residence, prior to the merger of the Snyder's-Lance, Inc. Retirement Savings Plan with this Plan, effective January 1, 2020. The notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the last business day of the month immediately preceding the month in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 4.25% to 7.50% per annum at December 31, 2020 and 5.25% to 7.50% per annum at December 31, 2019.
Payment of Benefits
Participants may take a withdrawal of the value of the interest in their account upon retirement, termination of employment, or death. Participants who are still actively employed by the Company may take a withdrawal from their after-tax and Company match accounts if the funds were held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 ½ or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. Normally, any amount withdrawn before age 59 ½ (other than after-tax contributions) is subject to a 10% early withdrawal penalty tax on the amount withdrawn.

Prior to January 1, 2020, participants who left employment of the Company and are under age 55 could take a lump sum distribution or defer payment until April 1 following the year in which they turn age 70 ½. Prior to January 1, 2020, participants who left employment with the Company at or after age 55 could take a lump sum distribution, installments, or defer payments until April 1 following the year in which they turn age 70 ½. As of January 1, 2020, payments may be deferred until April 1 following the year in which the participant turns age 72.
Forfeited Accounts
The balance of forfeited accounts totaled $70,015 and $47,792 at December 31, 2020 and 2019, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2020 and 2019, $228,930 and $117,611, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options provided in the Plan, which include mutual funds, common collective trusts, and the Campbell Soup Company Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into a Vanguard Target Retirement Trust, based on their expected retirement date.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Note 3 – Related-Party and Party In Interest Transactions
Shares of Company common stock included in the Campbell Soup Company Stock Fund are offered as an investment to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions. Total sales at market value related to Campbell Soup Company common stock for 2020 and 2019 were $10,591,168 and $15,190,168, respectively. Total contributions into the Campbell Soup Company Stock Fund for 2020 and 2019 were $6,708,361 and $6,233,670, respectively.
Certain of the Plan's investments are managed by State Street Bank, the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investment.
Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.
Note 4 – Fair Value Measurements
Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The levels of the fair value hierarchy are as follows:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
Level 3: Unobservable inputs, which are valued based on estimates of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2020	Fair Value Measurements at December 31, 2020 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$455,078,500	$455,078,500	$—	$—
Index funds – equity	301,098,891	301,098,891	—	—
Index funds – fixed income	80,713,195	80,713,195	—	—
Fixed income funds	38,738,963	38,738,963	—	—
Total Mutual Funds	875,629,549	875,629,549	—	—
Campbell Soup Company Stock Fund	154,314,214	—	154,314,214	—
Total Assets in Fair Value Hierarchy	1,029,943,763	875,629,549	154,314,214	—

Other investments measured at net asset value:
Common Collective Trusts	$889,505,323
Total	$1,919,449,086

	Fair Value as of December 31, 2019	Fair Value Measurements at December 31, 2019 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$371,694,698	$371,694,698	$—	$—
Target funds	445,739,118	445,739,118	—	—
Index funds – equity	204,169,479	204,169,479	—	—
Index funds – fixed income	49,010,554	49,010,554	—	—
Fixed income funds	27,337,762	27,337,762	—	—
Total Mutual Funds	1,097,951,611	1,097,951,611	—	—
Campbell Soup Company Stock Fund	162,734,543	—	162,734,543	—
Total Assets in Fair Value Hierarchy	1,260,686,154	1,097,951,611	162,734,543	—

Other investments measured at net asset value:
Common Collective Trusts	$69,196,223
Total	$1,329,882,377
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual Funds – These investments are valued at the daily net asset value (NAV) as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These investments are classified as Level 1.
The Campbell Soup Company Stock Fund –The fund is a unitized stock fund that consists of Campbell Soup Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. As of December 31, 2020 and 2019, the Campbell Soup Company Stock Fund held 3,136,188 and 3,249,370 shares, respectively, of Campbell Soup Company common stock with a fair value of $151,634,690 and $160,583,865, respectively. Fair value of the fund is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
Common Collective Trusts - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The fair market value of the Common Collective Trusts have been established using the NAV under the practical expedient approach and therefore are not assigned to a level in the fair value hierarchy table. There are no participant redemption restrictions for these investments. The following table presents additional information for Common Collective Trusts:

Fair Value as of December 31, 2020	Fair Value as of December 31, 2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
$889,505,323	$69,196,223	N/A	Daily	Daily

See Note 8 for further details on 2020 fund transfers into common collective trusts.

Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Note 6 – Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 10, 2017 that the Plan is designed and operated in accordance with the applicable sections of the IRC through November 1, 2017. In this regard, the Company provided a Plan amendment in proposed form to the IRS, which was confirmed by the IRS on August 10, 2017 and eventually adopted on November 1, 2017. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed, and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
On September 25, 2020 the Company filed an application with the IRS for an advance determination that the Plan and the related Master Trust satisfies the tax qualification requirements of the IRC for amendments made to the Plan through January 1, 2020; however, the IRS has yet to inform the Company of their determination.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
Note 7 – Risks and Uncertainties
The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, market risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of risk is dependent upon funds selected by participants. The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s net assets in either years:

	December 31, 2020		December 31, 2019
Investments	Balance	% of Net assets	Balance	% of Net assets
Campbell Soup Company Stock Fund	$154,314,214	8%	$162,734,543	12%
American Funds Growth Fund of America	$262,084,991	14%	$174,501,721	13%
Vanguard Institutional Index Fund	$183,679,658	10%	$143,464,498	11%
Due the concentration of investments denoted above, in addition to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8 – Plan Amendments, Changes, and Transfers
On January 8, 2019, the Plan was amended to add Pacific Foods of Oregon, Inc. as a participating subsidiary of the Company to the Plan beginning on January 1, 2019, and document among other items, the following effective as of January 1, 2019: (1) the merger of the Pacific Foods of Oregon, Inc. 401(k) Retirement Plan and certain protected benefits embedded within that were added to the Plan; (2) the addition of certain Pacific Foods of Oregon, Inc. 401(k) Retirement Plan features for administrative ease; (3) Plan updates from a legislative perspective; and (4) the update of the Plan’s proxy vote record date and procedures. The addition of Pacific Foods of Oregon, Inc. as a participating subsidiary resulted in a transfer of participants into the Plan with assets of $25,884,108 from the Pacific Foods of Oregon, Inc. 401(k) Retirement Plan.
On March 6, 2019, the Plan was amended to (1) remove Garden Fresh Gourmet Foods, Inc. (the legal entity formerly known as Stockpot, Inc.), and Garden Fresh Gourmet LLC as participating subsidiaries of the Company in the Plan and (2) stop participation by their employees effective immediately after the divestitures which occurred on February 25, 2019, and April 25, 2019, respectively.
On June 11, 2019, the 401(k) Plan was amended to (1) remove Wm. Bolthouse Farms, Inc. as a participating subsidiary of the Company in the Plan and (2) stop participation by its employees effective immediately after its respective divestiture, which occurred on June 16, 2019.
On August 13, 2019, the 401(k) Plan was amended to (1) remove Kelsen, Inc. as a participating subsidiary of the Company in the Plan and (2) stop participation by its employees effective immediately after its respective divestiture, which occurred on September 23, 2019.
On December 17, 2019, the Plan was amended and restated effective as of January 1, 2020 to incorporate all Plan amendments since January 1, 2016, add Snyder’s-Lance Inc. as a participating subsidiary of the Company to the Plan beginning on January 1, 2020, and document among other items: (1) the merger of the Snyder’s-Lance Inc. Retirement Savings Plan and certain protected benefits embedded within that were added to the Plan; (2) the addition of certain Snyder’s-Lance Inc. Retirement Savings Plan features for administrative ease; and (3) make certain elective changes to the Plan design, including increasing the applicable compensation deferral cap to 75%, adding voluntary automatic escalation for existing participants as of October 1, 2019, and adding default automatic escalation of 1% (up to 10%) on the anniversary date for employees automatically enrolled on or after January 1, 2020. The addition of Snyder’s-Lance Inc. as a participating subsidiary resulted in a transfer of participants into the Plan from the Snyder’s-Lance Inc. Retirement Savings Plan. The value of the assets transferred from the Snyder’s-Lance Inc. Retirement Savings Plan was $373,530,580, inclusive of notes receivables from participants of $11,253,095.
On September 30, 2020, participant investments in the Vanguard Target Retirement Funds and the T. Rowe Price Small Cap Value Fund mutual funds were transferred to investments in the Vanguard Target Retirement Trusts and T. Rowe Price Small Cap Value Equity Trust in order to reduce participant plan expenses.

Note 9 – Subsequent Events

On January 1, 2021, the Campbell Soup Company Stock Fund was closed to new investment (including contributions, interfund transfers, and loan repayments).

Supplemental Schedule

Campbell Soup Company
401(k) Retirement Plan
Attachment to 2020 Form 5500
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2020
EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	N/R	$77,023,316
	American Funds Growth Fund of America Class R-6	Mutual Fund	N/R	262,084,991
	PIMCO Real Return Fund Institutional Class	Mutual Fund	N/R	7,259,962
	PIMCO Total Return Fund Institutional Class	Mutual Fund	N/R	31,479,001
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	N/R	115,970,193
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	N/R	95,104,448
	Vanguard Institutional Index Fund Institutional Plus Shares	Mutual Fund	N/R	183,679,658
	Vanguard Short-Term Bond Index Fund Institutional Shares	Mutual Fund	N/R	44,873,218
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	N/R	35,839,976
	Vanguard Total Int’l Stock Index Fund Institutional Shares	Mutual Fund	N/R	22,314,786
	Blackrock Short-Term Investment Fund	Common Collective Trust	N/R	122,467,203
	Vanguard Target Retirement 2015 Trust I	Common Collective Trust	N/R	18,912,711
	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	N/R	53,291,014
	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	N/R	107,007,178
	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	N/R	108,728,598
	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	N/R	88,867,653
	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	N/R	86,758,495
	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	N/R	84,186,498
	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	N/R	79,081,403
	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	N/R	49,298,699
	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	N/R	20,574,839
	Vanguard Target Retirement 2065 Trust I	Common Collective Trust	N/R	4,083,442
	Vanguard Target Retirement Income Trust I	Common Collective Trust	N/R	15,526,554
	T. Rowe Price Small-Cap Value Equity Trust D	Common Collective Trust	N/R	50,721,036
*	Notes receivable from participants	Interest rates from 4.25% to 7.50% Maturity dates through 2034		29,108,350
*	Campbell Soup Company Stock Fund	Company Stock	N/R	154,314,214

	Total			$1,948,557,436

__________________________________________
N/R - Participant directed investment; cost not required to be reported.
*Party-in interest as defined by ERISA

INDEX OF EXHIBITS

Exhibit	Page

23.1 Consent of Independent Registered Public Accounting Firm	18

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:	April 28, 2021